SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 -------------

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                      Travel Services International, Inc.
                                (Name of issuer)

                    Common Stock, par value $0.01 per share
                         (title of class of securities)

                                  894169 10 1
                                 (CUSIP number)

                                Greystones, Inc.
                          Jensen Baird Gardner & Henry
                         Ten Free Street, P.O. Box 4510
                            Portland, ME 04112-4510
                        Attention: Joseph H. Groff, III

                                  with copy to

                                 Keith C. Jones
                          Drummond Woodsum & MacMahon
                      245 Commercial Street, P.O. Box 9781
                           Portland, Maine 04104-5081
                                 (207) 772-1941

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 July 22, 1998
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (3) or (4), check the following box [ ].

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

                              (Page 1 of 5 Pages)

CUSIP No. 894169 10 1                 13D                     Page 2 of 5 Pages


1.   NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Greystones, Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

      OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 (d) or 2 (e)
                                                                            [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Maine

NUMBER                  7.     SOLE VOTING POWER

OF                             - 0 -

SHARES                  8.     SHARED VOTING POWER

BENEFICIALLY                   379,270

OWNED BY                9.     SOLE DISPOSITIVE POWER

EACH                           - 0 -

REPORTING               10.    SHARED DISPOSITIVE POWER

PERSON WITH                    379,270

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      379,270

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.6%

14.   TYPE OF REPORTING PERSON*

      CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 894169 10 1                 13D                     Page 3 of 5 Pages


1.    NAME OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Alex T. Cecil

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a) [ ]
                                                                        (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

      OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 (d) or 2 (e)

                                                                            [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER                  7.    SOLE VOTING POWER

OF                            - 0 -

SHARES                  8.    SHARED VOTING POWER

BENEFICIALLY                  379,270

OWNED BY                9.    SOLE DISPOSITIVE POWER

EACH                          - 0 -

REPORTING               10.   SHARED DISPOSITIVE POWER

PERSON WITH                   379,270


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      379,270

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.6%

14.   TYPE OF REPORTING PERSON*

      IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                                              Page 4 of 5 Pages

      This Amendment No. 2 is filed for the purpose of termiating the statement on Schedule 13D (the "Schedule 13D") previously filed on behalf of Greystones, Inc., a Maine corporation ("Greystones"), relating to the Common Stock, par value $0.01 per share of Travel Services International, Inc. (the "Company"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

      On or about July 22, 1998, Greystones sold, pursuant to a registered public offering by the Company, 704,064 shares of the Company's common stock. As a result of this sale, Greystones continues to have an interest in less than 5% of the outstanding common stock of the Company.

                                                              Page 5 of 5 Pages


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       July 30, 1998

                                       /s/ Alex T. Cecil
                                           ---------------------------
                                           (Signature)
                                           Alex T. Cecil
                                           President
                                           (Name/Title)